Exhibit (a)(2)

ARTICLES OF AMENDMENT

OF

THE BLACKSTONE INCOME TRUST INC.

The Blackstone Income Trust Inc., a Maryland corporation (the “Corporation”), certifies that:

FIRST:     The Charter of the Corporation is hereby amended by striking out Article II and inserting in its place the following:

ARTICLE II

NAME

The name of the Corporation is The BlackRock Income Trust Inc. (the “Corporation”).

SECOND:    The Board of Directors on April 14, 1992 and May 15, 1992 duly adopted resolutions finding the foregoing amendment advisable and directing that it be submitted for action thereon by the Corporation’s shareholders at the annual meeting to be held on June 19, 1992.

THIRD:    Notice setting forth the said amendment and stating that a purpose of the meeting of the stockholders would be to take action thereon was given to all stockholders entitled to vote thereon. The amendment as hereinabove set forth was approved at said meeting by the affirmative vote of a majority of the stockholders of the Corporation as required by the Corporation’s Charter.

FOURTH:    The amendment does not increase the authorized stock of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf on this 19th day of June, 1992 by its President who acknowledge that these Articles of Amendment are the act of the Corporation and that to the best of his knowledge, information and belief and under penalties for perjury, all matters and facts contained in these Articles of Amendment are true in all material respects.

ATTEST:	THE BLACKSTONE INCOME TRUST INC.

/s/ Barbara G. Novick	By:	/s/ Ralph L. Schlosstein
Barbara G. Novick		Ralph L. Schlosstein
Secretary		President

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